June 11, 2012

Mr. Hugh West

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	The PNC Financial Services Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 29, 2012
Form 10-Q for the quarterly period ended March 31, 2012
Filed May 9, 2012
File No. 001-09718

Dear Mr. West:

As discussed with you on June 5, 2012, this letter confirms that we currently intend to file PNC’s response letter to the staff’s letter dated May 24, 2012, by June 15, 2012.

Sincerely,

/s/ Richard J. Johnson
Richard J. Johnson
Executive Vice President and Chief Financial Officer
The PNC Financial Services Group, Inc.

cc: Ms. Rebekah Lindsey

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